Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-130244



               SPACEDEV                         STARSYS RESEARCH




                JOINT PROXY STATEMENT/PROSPECTUS SUPPLEMENT NO. 1
                       (To joint proxy statement/prospectus
                            dated December 29, 2005)

                                12,357,143 SHARES

                                 SPACEDEV, INC.

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE


     This joint proxy statement/prospectus supplement no. 1, which we refer to as this supplement, updates and supplements our joint proxy statement/prospectus dated December 29, 2005 which forms part of our Registration Statement on Form S-4 (Registration File No. 333-130244). The joint proxy statement/prospectus relates to the special meetings of the shareholders of SpaceDev, Inc. and Starsys Research Corporation and the proposed merger of Starsys with and into a wholly-owned subsidiary of SpaceDev, which we refer to as the merger, including the issuance of shares of SpaceDev common stock to Starsys shareholders pursuant to the related agreement and plan of merger and reorganization. This supplement is being sent to shareholders of SpaceDev and Starsys to advise them of the financing that SpaceDev recently consummated and to update the description of appraisal rights under California law.

     You should read this supplement in conjunction with the joint proxy statement/prospectus identified above. This supplement is qualified by reference to the joint proxy statement/prospectus, except to the extent that the information in this supplement updates or supersedes the information contained in the joint proxy statement/prospectus.

     The proposed merger involves risks. WE ENCOURAGE YOU TO READ THE ENTIRE JOINT PROXY STATEMENT/PROSPECTUS AND THIS SUPPLEMENT CAREFULLY AND WE ESPECIALLY ENCOURAGE YOU TO READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 13 OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SUPPLEMENTAL SECTION ENTITLED "SUPPLEMENTAL RISK FACTORS" BEGINNING ON PAGE 2 OF THIS SUPPLEMENT.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SPACEDEV COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE JOINT PROXY STATEMENT/PROSPECTUS OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Boards of Directors of both SpaceDev and Starsys enthusiastically support this reorganization, and recommend that you vote FOR the merger and the other proposals.



    This joint proxy statement/prospectus supplement no. 1 is dated January 23,
                                      2006.

                            SUPPLEMENTAL RISK FACTORS

     The merger involves a high degree of risk. In addition to the risks referenced or described in the joint proxy statement/prospectus dated December 29, 2005 and in SpaceDev's reports filed with the Securities and Exchange Commission, you should carefully consider the risks described below relating to the merger. If any of these risks actually materialize, the business, financial condition or results of operations of SpaceDev and/or Starsys may be seriously harmed. In such case, the market price of SpaceDev common stock may decline, and you may lose all or part of your investment.

RISKS  RELATED  TO  THE  COMBINED  COMPANY  FOLLOWING  THE  MERGER

EACH OF SPACEDEV AND STARSYS HAVE EXPERIENCED LOSSES FROM OPERATIONS IN PRIOR PERIODS AND HAVE BEEN REQUIRED TO SEEK ADDITIONAL FINANCING TO SUPPORT THEIR BUSINESSES.

     In prior years, both SpaceDev and Starsys have experienced operating losses and, in some periods, revenues from operations have not been sufficient to fund their respective operations. On a pro forma basis, the combined company would have had a net loss from operations of $4,962,858 for the year ended December 31, 2004 and $955,631 for the nine months ended September 30, 2005, assuming the merger had occurred on January 1, 2004. See "Unaudited Pro Forma Consolidated Financial Statements" beginning on page 89 of the joint proxy statement/ prospectus. The success of the combined company's business depends upon our ability to generate revenue from existing contracts, to execute programs cost-effectively, to attract and complete successfully additional government and commercial contracts, and additional financing. In the past, both SpaceDev and Starsys have relied upon cash from financing activities to fund part of the cash requirements of their respective businesses. If we are in need of further financing, we may be unable to obtain such financing or contracts as needed or on terms favorable or acceptable to us. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with developing businesses, those historically encountered by us, the competitive environment in which we operate and the restrictions under which SpaceDev currently operations. In particular, SpaceDev's Series D-1 Preferred Stock prohibits SpaceDev or its subsidiaries from incurring indebtedness, including under SpaceDev's revolving credit facility with Laurus Master Fund Ltd., except for some limited exceptions, and places material restrictions on SpaceDev's ability to raise cash in an equity financing, without the consent of the holders of the Series D-1 Preferred Stock. Debt financing, if available, would increase our interest expense, reduce our net operating results, and could include covenants that are more restrictive than those in our current financings, including limitations on the payment of dividends and on the incurrence of additional debt. The issuance of additional equity could be dilutive to SpaceDev's existing stockholders.

SPACEDEV  COMMON  SHAREHOLDERS,   INCLUDING  STARSYS  SHAREHOLDERS  WHO  RECEIVE
SPACEDEV COMMON STOCK IN THE MERGER, WILL EXPERIENCE DILUTION IF OUR PREFERRED STOCK IS CONVERTED OR OUR OUTSTANDING WARRANTS AND OPTIONS ARE EXERCISED.

     As of January 13, 2006, following the financing described under the heading "Series D Preferred Stock Financing" below, SpaceDev is obligated to issue 7,983,994 shares of SpaceDev common stock if all of SpaceDev's outstanding warrants are exercised and outstanding shares of preferred stock converted. In addition, as of January 13, 2006, SpaceDev has outstanding stock options to purchase an aggregate of 10,337,266 shares of SpaceDev common stock. The total number of shares issuable upon the exercise of currently vested warrants, options and preferred stock (18,321,260 shares) represents approximately 74% of SpaceDev's issued and outstanding shares of common stock as of January 13, 2006. In addition, SpaceDev has agreed in the merger agreement to issue up to 5,357,143 shares at the closing of the merger as payment of Starsys transaction expenses and to Starsys shareholders, up to 7,000,000 shares as performance consideration and up to 1,853,571 shares as options under SpaceDev's equity incentive plan to post-merger executives, managers, employees and consultants of Starsys. In addition, in connection with the financing referred to above, SpaceDev issued rights to purchase 2,000 shares of convertible preferred stock and common stock warrants which, if purchased for an aggregate purchase price of $2,000,000, would be exercisable and convertible into up to 1,792,181 shares of SpaceDev common stock.

SPACEDEV HAS NOT PAID DIVIDENDS ON ITS COMMON STOCK IN THE PAST AND DOES NOT ANTICIPATE PAYING DIVIDENDS ON ITS COMMON STOCK IN THE FORESEEABLE FUTURE.

     SpaceDev has not paid common stock dividends since its inception and does not anticipate paying dividends in the foreseeable future. SpaceDev's current business plan provides for the reinvestment of earnings in an effort to complete development of our technologies and products, with the goal of increasing sales and long-term profitability and value. In addition, Chapter 5 of the California General Corporation Law, SpaceDev's revolving credit facility with Laurus Master Fund Ltd. and the terms of SpaceDev's outstanding preferred stock currently restrict or entirely prohibit the ability of SpaceDev to pay dividends or other distributions, or to repurchase, shares of its common stock. Any other financing arrangement that SpaceDev may enter into in the future may additionally restrict or prohibit paying dividends or distributions on, or repurchasing, shares of its common stock. In addition, SpaceDev currently has outstanding shares of preferred stock having an aggregate liquidation preference of approximately $7.63 million, which shares would receive preferential payment ahead of any dividends or distributions on any shares of SpaceDev common stock upon the liquidation or dissolution of SpaceDev.

SPACEDEV MAY BE UNABLE TO COMPLY WITH RESTRICTIONS IMPOSED BY ITS SENIOR D PREFERRED STOCK, INCLUDING FINANCING RESTRICTIONS, WHICH COULD RESULT IN A DEFAULT UNDER THEIR TERMS.

     SpaceDev's Series D-1 Preferred Stock financing facility imposes a number of restrictions on SpaceDev for so long as any shares of Series D Preferred Stock are outstanding, including financing restrictions. The Series D Preferred Stock contains covenants that limit the ability of SpaceDev or its subsidiaries: to incur indebtedness, including under the Laurus Master Fund revolving credit facility, except for indebtedness related to project financing and synergistic acquisitions; to issue preferred stock which ranks pari passu with the Series D-1 Preferred Stock, except for related series of Series D Preferred Stock contemplated by the financing; to issue any variable-priced securities; or to issue any securities convertible, exercisable or exchangeable for SpaceDev common stock at a price per share or rate which may change over time. The Series D Preferred Stock also grants preemptive rights to the investors in the Series D Preferred Stock financing to participate in future financings until the first anniversary of the closing date of the Series D Preferred Stock financing, and prohibits SpaceDev from issuing any shares of its common stock for a period of at least 6 months after the Series D Preferred Stock financing, except under specified conditions intended to ensure the terms are no less favorable to us than the terms of this financing. The Series D Preferred Stock also prohibits SpaceDev from creating or suffering to exist any lien on SpaceDev's property or the property of any of its subsidiaries, including Starsys after the merger, other than for specified permitted liens. A failure to comply with any of the foregoing or other covenants could result in a triggering event under the preferred stock, which could require SpaceDev to redeem the preferred stock at 130% or more of their original purchase price.


RISKS  RELATED  TO  THE  MERGER

A SUBSTANTIAL NUMBER OF SPACEDEV SHAREHOLDERS MAY EXERCISE THEIR APPRAISAL RIGHTS UNDER CALIFORNIA LAW.

     The shares of SpaceDev common stock will not be listed on a national securities exchange or the NASDAQ National Market System at or prior to the merger. SpaceDev shareholders will therefore have appraisal rights with regard to shares of common stock not voted in favor of the merger and merger agreement under the California General Corporation Law. Under the General Corporation Law, a shareholder who does not vote shares in favor of the merger and complies with the requirements of Chapter 13 of the General Corporation Law may require SpaceDev to purchase those dissenting shares at their fair market value as of the day before the first announcement of the terms of the merger. SpaceDev anticipates that fair market value will be $1.49 per share. Chapter 13 requires that SpaceDev or its transfer agent receive a shareholder demand for payment within 30 days of the mailing by SpaceDev of notice of the approval of the merger to the shareholder, and requires SpaceDev to mail the notice to potential dissenting shareholders within 10 days of the approval.

     Under Chapter 5 of the California Corporations Code, however, SpaceDev may pay for dissenting shares only to the extent its assets (excluding goodwill, capitalized R&D expenses and deferred charges) exceed the sum of its liabilities (excluding deferred taxes and other deferred credits) plus the aggregate liquidation preferences of its outstanding shares of preferred stock. To the extent funds are not lawfully available to pay dissenting shares, the right to payment will be treated as a subordinated claim against SpaceDev. The subordinated claim will earn interest at the legal rate on judgments, currently

10% per annum. SpaceDev would not be able to pay this claim, or the accrued interest, until it meets the financial test in Chapter 5 of the General Corporation Law, described above.

     In addition, if appraisal rights are exercised with respect to more than 1.5% of the outstanding shares of SpaceDev's common stock, then either SpaceDev or Starsys may elect not to consummate the merger.

FAILURE TO COMPLETE THE MERGER COULD ADVERSELY AFFECT THE FUTURE BUSINESS AND OPERATIONS OF SPACEDEV AND STARSYS AS WELL AS THE MARKET PRICE OF SPACEDEV COMMON STOCK.

     The merger is subject to the satisfaction of a number of closing conditions, including the approval of the merger by both SpaceDev and Starsys shareholders, and may not be successfully completed. In the event that the merger is not completed, SpaceDev may be subject to a number of risks, including:

- The price of SpaceDev's common stock may decline to the extent that the current market price of SpaceDev's common stock reflects a market assumption that the merger will be completed.
- SpaceDev could suffer the loss of customers, revenues and employees due to uncertainties resulting from an uncompleted merger.
- SpaceDev's costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed, and these costs would reduce reported earnings or increase reported loss, for the period when it was determined that the merger would not be consummated.
- If the merger is not completed by March 31, 2006, each of the investors in the SpaceDev Series D Preferred Stock financing, described under the caption "Series D Preferred Stock Financing" below, will have the right to require SpaceDev to redeem its shares of Series D-1 Preferred Stock, as described under the caption "Series D Certificates of Designation" below.

     If the merger is not completed, Starsys may be subject to a number of risks including:

- Vectra Bank Colorado may foreclose on Starsys' credit facility, which could force Starsys into bankruptcy and could result in Vectra owning all of the assets of Starsys.
- Starsys could suffer the loss of customers, revenues and employees due to uncertainties resulting from the uncompleted merger.
- Starsys could have difficulty attracting new customers or maintaining current customers because of its difficult financial situation.
- Starsys's costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.


                       SERIES D PREFERRED STOCK FINANCING

     On January 12, 2006, SpaceDev entered into a Securities Purchase Agreement, which we refer to as the purchase agreement, with a limited number of institutional accredited investors, whom we refer to as the investors. On January 13, 2006, SpaceDev issued and sold to these investors 5,150 shares of its Series D-1 Amortizing Convertible Perpetual Preferred Stock, par value $0.0001 per share, which we refer to as Series D-1 Preferred Stock, under the purchase agreement for an aggregate purchase price of $5,150,000, or $1,000 per share. SpaceDev also issued various warrants to these investors under the purchase agreement, as described below. SpaceDev paid cash fees and expenses of $119,209 to a finder for the introduction of potential investors in this financing, and paid $60,000 to the lead investor's counsel for legal expenses incurred in the transaction.

     Use of Proceeds. If the merger contemplated by the joint proxy statement/prospectus is consummated, the proceeds of this financing will be used to repay Starsys indebtedness, to pay transaction expenses incurred by Starsys and by SpaceDev in connection with the merger and to pay the cash consideration to the Starsys shareholders. If the merger is not completed by March 31, 2006, each of the investors will have the right to require SpaceDev to redeem its shares of Series D-1 Preferred Stock, as described under the caption "Series D Certificates of Designation" below, upon notice and surrender of its preferred stock warrants. To the extent investors do not exercise this right, the proceeds of this financing will be used by SpaceDev for working capital and possibly other strategic acquisitions.

     Series D Preferred Stock. The purchase agreement contemplates the authorization and issuance by SpaceDev of numerous series of preferred stock, all of which are substantially similar to the Series D-1 Preferred Stock. We refer to each series individually as Series D-X Preferred Stock, where X represents a sequential number, and generically as Series D Preferred Stock. The relative rights, preferences, limitations and other terms of the series of Series D Preferred Stock are described below under the caption "Series D Certificates of Designation" below.

     Registration Rights Agreement. Pursuant to a registration rights agreement among SpaceDev and the investors dated January 12, 2006, SpaceDev agreed to prepare and file a registration statement covering the resale of the shares of common stock issuable upon the conversion or redemption of, or as dividends paid on, the various series of Series D Preferred Stock, as well as the shares issuable upon the exercise of the common stock warrants. SpaceDev agreed to file this resale registration statement within 30 days of the closing of the financing. If, among other things, (1) SpaceDev fails to file the resale registration statement by that date, or (2) the resale registration statement is not declared effective by the SEC within 120 days of the closing of the financing, SpaceDev will be obligated to pay liquidated damages to the investors of 1% of the aggregate purchase price paid by the investors under the purchase agreement for the first 30-day period of noncompliance and 2% of the aggregate purchase price paid by the investors under the purchase agreement for each subsequent 30-day period of noncompliance.

     Additional Investment Option. Under the purchase agreement, from the date of the effectiveness of the initial registration statement filed pursuant to the registration rights agreement, which we refer to as the effective date, until the one-year anniversary of that date, if (1) on any trading day during such period the volume weighted average price of SpaceDev common stock for each of the 20 trading days immediately prior to such date exceeds $1.63 and (2) the average daily trading volume of SpaceDev common stock exceeds $100,000 on each of those days, then SpaceDev has the option, subject to a number of additional conditions, to sell to the investors "units" for an aggregate purchase price of up to $2,000,000 (or a lesser amount to the extent the preferred stock warrants issued at the initial closing of the financing, which are described below, have been exercised to purchase these units). Each "unit" consists of one share of Series D Preferred Stock and a common stock warrant, which entitles the holder to purchase up to an aggregate of 440,829 shares of SpaceDev common stock at an exercise price of $1.51 and otherwise has the same terms as the warrants described in the following paragraph. We refer to the date on which SpaceDev gives notice to the investors of its exercise of this option as the call date.

     Common Stock Warrants. Certain warrants SpaceDev issued to the investors at the closing entitle the investors to purchase up to an aggregate of 1,135,138 shares of SpaceDev common stock at an exercise price of $1.51 per share. The warrants are exercisable for five years following the date of grant. The warrants feature a net exercise provision, which enables the holder to choose to exercise the warrant without paying cash by surrendering shares subject to the warrant with a market value equal to the exercise price. However, this right is available only if a registration statement or prospectus covering the shares subject to the warrant is not available at any time after one year from the date of grant. The warrants also have anti-dilution provisions reducing the warrant exercise price if SpaceDev issues equity securities (other than in specified exempt transactions) at an effective price below the warrant exercise price to such lower exercise price. We refer to these warrants as the common stock warrants.

     Preferred Stock Warrants. SpaceDev also issued certain other warrants to the investors at the closing, which we refer to as the preferred stock warrants. These warrants entitle the holder to purchase an aggregate number of 2,000 "units", which are identical to the "units" described above, at an exercise price of $1,000 per unit. The preferred stock warrants are exercisable from the effective date until the one-year anniversary of that date. If any units subject to the preferred stock warrants remain unsold after (1) their expiration date and (2) the exercise of the additional investment option described in the preceding paragraph, if applicable, and any holder of a preferred stock warrant issued in the financing has exercised the warrant in full, then the preferred stock warrant grants that holder the right to purchase a proportionate share of the unsold units.

     Other Provisions. The purchase agreement contains a number of representations and warranties by SpaceDev in favor of the investors as well as a number of covenants by SpaceDev, which are generally customary or typical for financings of this nature. The covenants include:

- an agreement by SpaceDev to indemnify the investors under specified circumstances;

- a grant of preemptive rights to the investors to participate in future SpaceDev financings until the first anniversary of the closing date of the financing;
- an agreement not to issue any shares of SpaceDev common stock or securities or other rights to acquire shares of common stock until 6 months after the effective date (exclusive of shares being issued in the merger), except under specified conditions intended to ensure the terms are no less favorable to us than the terms of this financing;
- an agreement by SpaceDev not to effect any transaction involving the issuance of securities convertible, exercisable or exchangeable for SpaceDev common stock at a price per share or rate which may change over time, which we refer to as a variable-rate transaction, so long as any shares of Series D Preferred Stock are outstanding; and
- a provision which gives effect to any terms of the Series D Preferred Stock which are determined to be unenforceable.

     Prior Relationships with Investors. Laurus Master Fund, Ltd., which we refer to as Laurus, is one of the investors participating in the financing. On August 25, 2004, SpaceDev issued and sold to Laurus 250,000 shares of its Series C Convertible Cumulative Preferred Stock, par value $0.001, which we refer to as the Series C Preferred Stock, and a warrant to purchase up to 487,000 shares of common stock, as described in the Form 8-K filed with the SEC on August 30, 2004. In addition, on October 31, 2005, SpaceDev issued and sold to Laurus 2,032,520 shares of its common stock and a warrant to purchase an additional 450,000 shares of its common stock, as described in the Form 8-K filed by SpaceDev with the SEC on November 3, 2005. In addition, on June 3, 2003, SpaceDev entered into a secured revolving credit facility with Laurus and issued warrants to Laurus to purchase up to an aggregate of 200,000 shares of its common stock, as described in the Form 8-K filed by SpaceDev with the SEC on July 18, 2003. In June 2004, SpaceDev issued warrants to acquire 50,000 shares of its common stock to Laurus in connection with the revolving credit facility. These warrants were exercised in April 2005 at an exercise price of $1.06 per share. In August 2004, SpaceDev issued warrants to acquire an additional 50,000 shares of common stock to Laurus at an exercise price per share equal to $1.93 per share in connection with the revolving credit facility. There is currently no debt outstanding under this credit facility, and the purchase agreement prohibits SpaceDev from drawing down on the facility. The revolving credit facility with Laurus expires on June 3, 2006.

     In connection with this financing, Laurus consented to and waived certain preemptive and other rights under the SpaceDev Series C Preferred Stock, the aforementioned agreements and certain related agreements in respect of the authorization and issuance of one or more series of Series D Preferred Stock and the other transactions described in this supplement, and certain other transactions. SpaceDev paid Laurus Capital Management, L.L.C., the manager of Laurus, $87,000 in connection with Laurus's delivery of the consent and $1,000 to Laurus's counsel for their related fees.

     A complete copy of the certificates of designation for the first two series of Series D Preferred Stock, the Securities Purchase Agreement, the Registration Rights Agreement, the form of Preferred Stock Warrant and the form of Common Stock Warrant are filed as exhibits to the current report on Form 8-K filed by SpaceDev with the SEC on January 13, 2006.

     This supplement is neither an offer to sell nor a solicitation of an offer to buy shares of Series D Preferred Stock, common stock warrants, preferred stock warrants or common stock which may be issued upon exercise of the common stock warrants, as dividends on the Series D Preferred Stock or upon the conversion or redemption of the Series D Preferred Stock. The above disclosures are being made pursuant to and in accordance with Rule 135 under the Securities Act.


                  SPACEDEV SERIES D CERTIFICATES OF DESIGNATION

     On  January  11,  2006, SpaceDev filed with the Colorado Secretary of State
(1) a Certificate to Set Forth Designations, Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of the Series D-1 Amortizing
Convertible Perpetual Preferred Stock, $0.001 Par Value per Share, which we refer to as the Series D-1 Certificate of Designations, and (2) a Certificate to Set Forth Designations, Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of the Series D-2 Amortizing Convertible Perpetual Preferred Stock, $0.001 Par Value per Share, which we refer to as the Series D-2 Certificate of Designations. Under the purchase agreement described under the caption "Series D Preferred Stock Financing" above, SpaceDev may be obligated to file additional certificates of designation which will be substantially similar to the Series D-2 Certificate of Designations, except as to the issue date and number of authorized shares in the series. We refer to all of the foregoing certificates of designations as the Series D Certificates of Designations.

     The following is a summary of the relative rights, preferences and limitations of the SpaceDev Series D Preferred Stock. All series are substantially the same in all respects except for the issue date and the number of authorized shares in the series; in addition, the Series D-1 Preferred Stock, but no other series of Series D Preferred Stock, includes an explicit reference to the amendment of the SpaceDev Series C Preferred Stock, and the original issue date for all series of Series D Preferred Stock is based on the original issue date of the Series D-1 Preferred Stock.

     Dividend Rights. Holders of the Series D Preferred are entitled to receive cumulative preferential dividends at the annual rate per share (as a percentage of the stated value per share, which is initially $1,000), which we refer to as the dividend rate, equal to LIBOR (as determined for each calendar quarter) for the applicable dividend period plus 4.0% on a quarterly basis. On the 6 month anniversary of the issue date of any series of Series D Preferred Stock, the dividend rate will be increased to 15% per annum per share with respect to any portion of outstanding shares of the Series D Preferred Stock not redeemed pursuant to SpaceDev's monthly redemption option (described in the paragraph "Redemption Rights" below); and commencing at the beginning of the 37th month of the issue date of the series of Series D Preferred Stock, the dividend rate will be increased to the greater of LIBOR plus 10% per annum and 15% per annum. These dividends may be paid in cash or, at SpaceDev's option, if the equity conditions described below have been satisfied, in shares of SpaceDev common stock, with each share being valued at approximately 89% of its fair market value.

     Conversion Rights. A holder of a share of the Series D Preferred Stock may convert the share at any time into a number of shares of SpaceDev common stock determined by dividing the current stated value of the share (initially $1,000) by the conversion price (initially $1.48). SpaceDev also has the option, subject to certain requirements, of forcing a conversion of the shares of the Series D Preferred Stock, at the same conversion rate, if, after 24 months from the issue date of the Series D-1 Preferred Stock, the volume weighted average price for each trading day in any 20 consecutive trading day period exceeds the then conversion price by 250%. If SpaceDev fails to deliver share certificates for converted shares in a timely manner, the holder may cover a short sale of those shares in the market and SpaceDev will be obligated to pay the holder the difference between the cover price and the prior sale price of those shares. In addition, SpaceDev has the right to force a conversion of any series of Series D Preferred Stock anytime after the two-year anniversary of the issue date of that series if all of the equity conditions have been satisfied and the volume-weighted average price of SpaceDev common stock for each of 20 consecutive trading days exceeds 2.5 times the current conversion price
(initially $1.48). The foregoing rights of conversion are subject to a limitation that no holder of Series D Preferred Stock is, for purposes of the federal securities laws, deemed to beneficially own more than 4.99% of the outstanding shares of SpaceDev common stock or, if the holder waives this limit with 61 days notice, more than 9.99% of the outstanding shares of SpaceDev common stock.

     Voting Rights. The Series D Preferred have no general voting rights, but the holders of a majority of the outstanding Series D Preferred must vote in favor of or consent to certain corporate actions, including:

- changing the relative rights, preferences or limitations of the applicable series of Series D Preferred Stock;
- authorizing or issuing any securities that are pari passu or senior to the applicable series of Series D Preferred Stock, other than other series of Series D Preferred Stock permitted by the financing documents;
- amending the SpaceDev articles of incorporation in a manner which adversely affects the rights of any holder of shares of Series D Preferred Stock or amending the SpaceDev bylaws in a manner which materially and adversely affects any rights of any holder of shares of Series D Preferred Stock;
- increasing of the authorized number of shares of the applicable series of Series D Preferred Stock;
- incurring or guaranteeing any indebtedness by SpaceDev or any of its subsidiaries, other than for specified permitted indebtedness;

- creating or suffering to exist any lien on SpaceDev's property or the property of any of its subsidiaries, other than for specified permitted liens;
- designating any class or series of capital stock having any rights or preferences senior or pari passu with the Series D Preferred Stock, other than additional series of Series D Preferred Stock;
- redeeming, repurchasing or acquiring any shares of SpaceDev's common stock or equivalent securities or junior securities;
- issuing any variable-priced securities or entering into any variable-rate transaction; or
- paying dividends or other distributions on SpaceDev's shares of junior securities or common stock, other than ordinary dividends on pari passu securities if no dividends or other payments are past due on any series of Series D Preferred Stock.

     Liquidation Preferences. Upon any liquidation, dissolution or winding up of SpaceDev, the holders of the Series D Preferred Stock are entitled to receive from the assets available for distribution to shareholders, for each share of the Series D Preferred Stock, an amount equal to the current stated value per share (initially $1,000), plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon, before any distribution or payment may be made to any other holders of SpaceDev capital stock, other than other pari passu shares (including the Series C Preferred Stock). If the assets available for distribution to shareholders are insufficient to pay the liquidation preferences of all shares of Series D Preferred Stock and other pari passu shares, then each holder of shares of Series D Preferred Stock and/or pari passu shares will receive a percentage of the assets available for distribution equal to (1) the full amount that would otherwise be payable to that holder upon liquidation, dissolution or winding-up of our company, divided by (2) the full amount that would be otherwise be payable to all holders of any series of Series D Preferred Stock or any pari passu stock upon liquidation, dissolution or winding-up of SpaceDev.

     Redemption Rights. SpaceDev has the option of redeeming shares of Series D Preferred Stock, in whole or in part, for cash upon 20 trading days notice if the equity conditions described below (other than the volume and share price condition) have been satisfied and SpaceDev is not participating in a change in control transaction. The redemption price equals the current stated value of the shares, multiplied by 115%, if prior to the 9 month anniversary of the issue date of the shares, or 110%, if thereafter but prior to the 24 month anniversary of that issue date, plus accrued and unpaid dividends and other amounts due on the shares. On and after the 24 month anniversary of the issue date, the redemption price is equal to 100% of the current stated value of the shares, plus accrued and unpaid dividends and other amounts due on the shares. SpaceDev may also redeem all the shares of Series D Preferred Stock for cash equal to the stated value of such shares (plus all accrued and unpaid dividends and other amounts due on such shares) if SpaceDev is required to reclassify all of the value of the applicable series of Series D Preferred Stock as a liability on its balance sheet. If SpaceDev sends a redemption notice, a holder of shares of Series D Preferred Stock may elect to convert those shares pursuant to its conversion rights described above before the redemption becomes effective. If a change of control transaction occurs within 6 months of a redemption that occurs within 24 months following the issue date, the holder of the redeemed shares will be entitled to receive any additional compensation the holder would have received had those shares been redeemed due to the change in control transaction, as described below.

     In addition, on each monthly anniversary of the issue date of any series of Series D Preferred Stock, following the 6 month anniversary of that issue date, SpaceDev may elect to redeem in part each share of that series of Series D Preferred Stock, in an amount equal to the quotient of 1/54 of the aggregate stated value of the shares of that series on such date, which we refer to in each case as the monthly optional redemption amount. SpaceDev may pay this amount in cash or, subject to satisfaction of the equity conditions, with a number of shares of SpaceDev common stock equal to 1.12 times the monthly optional redemption amount, divided by the volume weighted average price of SpaceDev common stock for the 10 trading days immediately preceding the monthly redemption date. Such a partial redemption will decrease the stated value of each share of the applicable series of Series D Preferred Stock by an amount per share equal to the monthly optional redemption amount divided by the number of then outstanding shares of that series. If SpaceDev does not redeem a part of any series of Series D Preferred Stock which SpaceDev has the right to redeem, the dividend rate on that portion will increase to not less than 15%, as described above.

     SpaceDev is also required to redeem the shares of Series D Preferred Stock upon the occurrence of a triggering event other than a change in control transaction at a price equal to the sum of greater of (x) 130% and (y) the volume weighted average price of its common stock on the trading date preceding the triggering event divided by the conversion price, multiplied by the stated value of the shares, plus all accrued but unpaid dividends and other amounts due on the shares. In the event of a change in control transaction, the redemption price equals 130% of the stated value of the shares. In the event the triggering event is the failure of the Starsys merger to occur by March 31, 2006, the holder requiring the redemption of its shares of Series D Preferred Stock must surrender its preferred stock warrants.

     Conversion Price Adjustments. The conversion price of the shares of Series D Preferred Stock will be appropriately adjusted in the event of stock dividends, stock splits, reverse stock splits or reclassifications, or specified pro rata asset distributions, affecting SpaceDev common stock. The stock into which the shares of Series D Preferred Stock can be converted and the conversion price will also be adjusted upon the occurrence of a fundamental transaction (a merger or consolidation of SpaceDev, the sale of all or substantially all SpaceDev assets, a successful tender or exchange offer affecting SpaceDev common stock, or a reclassification of SpaceDev common stock).

     Equity Conditions. SpaceDev's right to take certain actions under the Series D Preferred Stock, including its option to redeem shares of Series D
Preferred Stock, to force the conversion of a series of Series D Preferred Stock, to make optional monthly redemptions of shares of Series D Preferred Stock in shares of its common stock in lieu of cash or to pay dividends on shares of Series D Preferred Stock in shares of its common stock in lieu of cash, depend on the following conditions being satisfied, which we refer to as the equity conditions:

- SpaceDev has complied with specified obligations to holders of shares of Series D Preferred Stock, including honoring all conversions and paying all amounts owed to holders;
- An effective registration statement which the holders may use to resell shares of SpaceDev common stock acquired pursuant to the financing documents is available to the holders;
- The SpaceDev common stock is trading on a public trading market (including the OTC Bulletin Board) and the shares of SpaceDev common stock to be issued pursuant to the financing documents are listed for trading on that market;
-    No  triggering  event  (as  described  below)  exists  or  is  imminent;
- The issuance of shares to the holder would not violate the beneficial ownership limitations described above;
- For a period of 20 trading days prior to the date of determination, the daily average dollar volume for shares of SpaceDev common stock on the trading market exceeds $100,000 per trading day and the volume weighted average price of SpaceDev common stock for each of those trading days is at least $1.50 per share (subject to adjustment); and
- No fundamental transaction or change in control transaction is pending or proposed.

     Triggering  Events.   For  purposes  of   the   Series  D  Certificates  of
Designations, a triggering event is defined as the occurrence of any of the following events:

- The initial registration statement required by the registration rights agreement does not become effective by June 12, 2006 or, after the issuance of shares of a new series of Series D Preferred Stock, a registration statement required by the registration rights agreement to cover the shares of common stock issuable on account of that series does not become effective  within  120  days  of  the  issue  date  of  those  shares;
- Any registration statement required to be effective under the registration rights agreement is unavailable for more than 45 days during any 12-month period, or a holder may not resell its securities under the registration statement for 15 consecutive days or for more than 45 days during any 12-month period, in either case subject to a 20-day increase for delays caused by an SEC review of our registration statement or periodic reports;
- SpaceDev does not comply with its obligations promptly to achieve effectiveness of the initial registration statement under the registration rights agreement;
- SpaceDev breaches various obligations due to holders of Series D Preferred Stock, including: failing to deliver share certificates upon conversion on time; failing to pay specified amounts owed on time; failing to reserve sufficient shares of its common stock to issue upon the conversion of shares of Series D Preferred Stock; or redeeming junior securities;
- the occurrence of a change in control transaction affecting SpaceDev, including the acquisition by a group of 33% of the voting securities of SpaceDev;

- the occurrence of various insolvency or bankruptcy events affecting SpaceDev or any of its significant subsidiaries;
- the failure of SpaceDev common stock to be traded on a trading market for more than 5 trading days (whether or not consecutive); and
-    the  failure  of  the  merger  to  be  consummated  by  March  31,  2006.

     The Series D-1 Certificate of Designations and Series D-2 Certificate of Designations have been filed as exhibits to the current report on Form 8-K filed by SpaceDev with the SEC on January 13, 2006.


                               DISSENTERS' RIGHTS

     California General Corporation Law. Due to a change in the initial listing requirements at the American Stock Exchange, which became effective after the date of the joint proxy statement/prospectus, shares of SpaceDev common stock will not be listed on the American Stock Exchange or another national securities exchange or the NASDAQ National Market at the time of the merger. Shares of SpaceDev common stock will continue to be traded on the OTC Bulletin Board under the symbol "SPDV.OB". As a result, the rights of SpaceDev shareholders to exercise appraisal rights, and the procedures to exercise these rights, are as described below.

     The following summary of appraisal rights under the California General Corporation Law is not intended to set forth definitively all of the law and procedures relating to perfection of dissenters rights under the General Corporation Law. SpaceDev shareholders are referred to the text of the applicable sections of such law, set forth in Annex C to the joint proxy statement/prospectus. In view of the complexity of these provisions of California law, SpaceDev shareholders who are considering exercising their appraisal rights should consult a legal advisor.

     Under Chapter 13 of the General Corporation Law, a SpaceDev shareholder who desires to exercise his or her appraisal rights with respect to some or all of his or her shares and obtain the payment of cash for those shares must take the following four steps in order to perfect the right to obtain an appraisal and the payment of cash. First, the shareholder must not vote the shares in favor of the merger. Second, SpaceDev or its transfer agent must receive the shareholder's demand for the payment of cash for the shares within 30 days of the date SpaceDev mails a notice of approval of the merger to the shareholder, as described below. Third, the shareholder must submit to SpaceDev or its transfer agent the certificates representing the shares, properly stamped or endorsed, within 30 days of the date of the mailing date for the notice of approval. Shares which were not voted in favor of the merger and for which a timely demand and share certificate submission have been made become "dissenting shares", unless they lose their status as dissenting shares, as described below. Fourth, if the shareholder and SpaceDev are unable to reach an agreement on whether shares are dissenting shares and/or on the price to be paid for the dissenting shares, the shareholder must file an action in a proper superior court in California within six months of the mailing date for the notice of approval to have the court determine the fair market value.

     If the merger is approved at the special meeting, SpaceDev must mail a notice of the approval to each of its shareholders eligible to exercise appraisal rights under Chapter 13 of the General Corporation Law within 10 days after the approval. The notice must include a copy of specified provisions of Chapter 13 of the General Corporation Law, a brief description of the procedure to be followed if a shareholder desires to exercise appraisal rights under Chapter 13, and a statement of the price SpaceDev has determined to represent the fair market value of dissenting shares. The fair market value is to be determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the proposed merger. SpaceDev anticipates this price to be $1.49 per share, which was the closing price of SpaceDev common stock on October 25, 2005, the day before SpaceDev filed a periodic report on Form 8-K with the SEC which described the terms of the proposed merger. Under Chapter 13, the statement of price constitutes an offer by SpaceDev to purchase any dissenting shares at the price stated.

     SpaceDev shareholders who have not voted their shares in favor of the merger and merger agreement may exercise their appraisal rights by delivering a written demand for the purchase of those shares for their fair market value, and submitting the share certificates evidencing those shares, properly stamped or endorsed, to SpaceDev or its transfer agent. The demand and share certificates must be received by SpaceDev or its transfer agent within 30 days of the mailing of the notice of approval of the merger. The demand must state the number and class of the dissenting shares and must contain a statement of what the shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the merger, even if the shareholder agrees with SpaceDev's determination of the fair market value of the shares as set forth in SpaceDev's notice of approval. The demand must be made by the shareholder of record to be effective. Accordingly, in the event a shareholder holds shares of SpaceDev common stock in street name, the shareholder must ensure that the demand and share certificate submission are made on his or her behalf by the record holder of the shares. Under Chapter 13, the statement of fair market value will constitute an offer by the shareholder to sell the shares to SpaceDev at that price. A dissenting shareholder may not withdraw the demand for purchase of dissenting shares without the consent of SpaceDev.

     If SpaceDev and a shareholder exercising appraisal rights agree that the shares are dissenting shares and agree upon the price of the shares, the shareholder is entitled to receive the agreed price with interest at the legal rate on judgments, currently 10% per annum, from the date of agreement. Payment is to be made out of legally available funds (as described below) within 30 days after the date of the agreement or within 30 days after any statutory or contractual conditions to the merger are satisfied, whichever occurs later.

     If SpaceDev denies that the shares are dissenting shares, or if SpaceDev and the SpaceDev shareholder fail to agree upon the fair market value of the shares, then the shareholder, within six months after the date on which notice of the approval of the merger was mailed to the shareholder, may file a complaint or intervene in a pending action in a proper superior court in California, seeking a judicial determination of whether the shares are dissenting shares and/or the fair market value of the shares. If the shareholder does not file a complaint or intervene in a pending action within the six month period, the shares will lose their status as dissenting shares and the shareholder will lose his or her appraisal rights with respect to those shares. The court may enter judgment against SpaceDev for payment of the fair market value of dissenting shares, together with interest thereon at the legal rate on judgments from the date of judgment, subject to delivery of the share certificates evidencing the dissenting shares properly stamped or endorsed to SpaceDev. The costs of the proceedings may be apportioned as the court considers equitable, but if the price determined by the court exceeds the price offered by SpaceDev, SpaceDev must pay the costs, and if the price determined by the court exceeds the price offered by SpaceDev by more than 25%, the court may in its discretion order SpaceDev to pay the shareholder's attorneys' and expert fees and interest at the legal rate on judgments from the date the shares became dissenting shares.

     Payment of the price for dissenting shares is subject to funds being legally available under Chapter 5 of the General Corporation Law. If sufficient funds are not legally available, a shareholder's claim for the purchase of dissenting shares would become a subordinated claim earning interest at the legal rate for judgments, payable when permitted by Chapter 5. Under Chapter 5, the amount of funds lawfully available to purchase dissenting shares is limited to the excess of the assets of SpaceDev (excluding goodwill, capitalized R&D expenses and deferred charges) over the sum of the liabilities of SpaceDev (excluding deferred taxes, deferred income and other deferred credits) plus the aggregate liquidation preferences of the outstanding shares of SpaceDev's preferred stock. SpaceDev does not anticipate that funds would be legally available to pay for dissenting shares after the consummation of the merger, and, accordingly, any proper demand for the purchase of dissenting shares would become a subordinated claim and no assurances can be provided when such a claim could be lawfully paid to the dissenting shareholder.

     Dissenting shares would lost their status as dissenting shares under any of the following circumstances:

-    The  merger  is  abandoned;
- The shares are transferred prior to submission of the share certificates properly stamped or endorsed to SpaceDev or its transfer agent;
- SpaceDev and the shareholder disagree as to the status of the shares as dissenting shares or as to their fair market value, and neither files a complaint with a proper court in California as described above within six months of the date on which SpaceDev mailed notice of the approval of the merger to the shareholder; or
- The shareholder, with the consent of SpaceDev, withdraws the demand for SpaceDev to purchase of the dissenting shares.

                       WHERE YOU CAN FIND MORE INFORMATION

     SpaceDev has filed with the SEC a Form S-4 registration statement under the Securities Act of 1933 with respect to the common stock offered by the joint proxy statement/prospectus. The joint proxy statement/prospectus and this supplement, which together constitute part of the registration statement, do not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding SpaceDev's common stock and SpaceDev, please review the registration statement, including exhibits, schedules and reports filed as a part of the registration statement. Statements in the joint proxy statement/prospectus and this supplement about the contents of any contract or other document filed as an exhibit to the registration statement or the current report on Form 8-K filed by SpaceDev with the SEC on January 13, 2006 set forth the material terms of contracts or other documents but are not necessarily complete. The registration statement and current report on Form 8-K, including the exhibits and schedules, may be inspected without charge at the principal office of the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site (http://www.sec.gov/) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including SpaceDev. Additional information about SpaceDev can be obtained from its Internet website at http://www.spacedev.com/. The content of this website does not constitute part of the joint proxy statement/prospectus or this supplement.

     If you have any questions about the merger, the non merger-related proposals of SpaceDev or the meetings of SpaceDev and Starsys, including the procedures for voting your shares, or if you need additional copies of the joint proxy statement/prospectus, this supplement or the proxies or (in the case of Starsys shareholders only) transmittal letters enclosed with the joint proxy statement/prospectus, please contact:

                           FOR SPACEDEV SHAREHOLDERS:

                                 SpaceDev, Inc.
                                13855 Stowe Drive
                                 Poway, CA 92064
                          Attention: Investor Relations
                                 (858) 375-2026

                            FOR STARSYS SHAREHOLDERS:

                          Starsys Research Corporation
                            4909 Nautilus Court North
                             Boulder, Colorado 80301
                       Attention: Chief Executive Officer
                                 (303) 583-1400

     Additional  copies  of  the  joint  proxy   statement/prospectus  and  this
supplement  may  also  be  obtained from Exchange Agent at the following office:

                  Continental Stock Transfer and Trust Company
                                17 Battery Place
                               New York, NY 10004
                      Attention: Reorganization Department
                                 (212) 509-4000

     Any questions may also be directed to Investor Relations at SpaceDev, Inc. at (858) 375-2026.